File No. 70-

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                      ____________________

                            FORM U-1
                      ____________________

                   APPLICATION OR DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               ***

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             _______________________________________

                     AEP GENERATING COMPANY
             1 Riverside Plaza, Columbus, Ohio 43215
             _______________________________________

                    APPALACHIAN POWER COMPANY
         40 Franklin Road, S.W., Roanoke, Virginia 24011
         _______________________________________________

                 COLUMBUS SOUTHERN POWER COMPANY
          215 North Front Street, Columbus, Ohio 43215
          ____________________________________________

                 INDIANA MICHIGAN POWER COMPANY
   One Summit Square, P. O. Box 60, Fort Wayne, Indiana 46801
   __________________________________________________________

                     KENTUCKY POWER COMPANY
          1701 Central Avenue, Ashland, Kentucky 41101
          ____________________________________________

                     KINGSPORT POWER COMPANY
         40 Franklin Road, S. W. Roanoke, Virginia 24011
         _______________________________________________

                       OHIO POWER COMPANY
         301 Cleveland Avenue, S. W., Canton, Ohio 44701
         _______________________________________________

                     WHEELING POWER COMPANY
         51 Sixteenth St., Wheeling, West Virginia 26003
         _______________________________________________
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                               ***

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             _______________________________________
         (Name of top registered holding company parent
                 of each applicant or declarant)

                               ***

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

        John F. DiLorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
             _______________________________________
           (Names and addresses of agents for service)

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION
     American Electric Power Company, Inc. ("AEP"), a registered holding company, and eight electric utility subsidiary companies, Appalachian Power Company ("Appalachian"), Columbus Southern
Power Company ("Columbus"), AEP Generating Company
("Generating"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio") and Wheeling Power Company ("Wheeling") (collectively, the "AEP System") request authorization to sell certain utility assets without prior Commission approval.
     By HCAR Release No. 26031 dated April 20, 1994, the Commission amended Rule 44(b) under the Public Utility Holding Company Act of 1935 (the "Act"). This amendment, among others, was part of a general attempt to modernize the rules under the
Act and, in particular, to reduce undue regulatory burdens on companies in a registered holding company system. Rule 44, adopted under section 12(d) of the Act, governs sales of utility securities and utility assets by a registered holding company to any person. Previously, the rule required approval by this Commission of sales of securities or of utility assets, if the total consideration to be received was in excess of $100,000 and the acquisition by the buyer was not subject to Commission approval. Rule 44, as amended, provides an exemption for all sales up to an annual aggregate amount of $5 million for all system operating subsidiaries when the acquisition of the securities or utility assets does not require Commission approval.
     The electric utility industry is in transition to a more competitive environment. In response to requests of customers, the AEP System has been willing to transfer substations and transmission and distribution lines or other utility assets that serve the customer to that customer or to potential customers.
In addition, there are routine transfer of poles to joint users.
     On June 7, 1996, APCO transferred personal property
interests installed at APCO's Skimmer station to serve the Georgia-Pacific Company's manufacturing facility located in Big Island, Virginia valued at approximately $2.6 million to the City of Bedford pursuant to authority of the Virginia State
Corporation Commission.
     Pursuant to approval of the Indiana Utility Regulatory Commission, I&M has agreed to sell to the City of Auburn,Indiana certain electrical distribution facilities, including distribution lines, poles and transformers, for a consideration of approximately $500,000.
     Indiana is currently reviewing two requests from large industrial customers to purchase and lease back (i) a new 69/12
kV substation valued at approximately $2,400,000 and (ii) a 34.5 kV system carried on the books at $150,000 that will receive $800,000 in upgrades. The customers propose to lease the equipment so that they can retain their current favorable tariff.
     This area is also regulated by state public service commissions. The Virginia State Corporation Commission has jurisdiction over the sale of "utility assets" by a public utility. The West Virginia Public Service Commission regulates all sales of property in excess of $50,000 by public utilities subject to its jurisdiction. State commissions in Indiana and Ohio regulate the sale of assets by two utilities in their jurisdictions.
     In this new environment, it is mandatory that the AEP System be able to transfer assets quickly. Since the AEP System is comprised of eight operating companies, the $5 million system-wide exemption could be exhausted with relatively few transactions.
     Therefore, it is requested that, without further Commission approval, AEP and its utility subsidiaries be permitted to transfer utility assets to customers and noncustomers for a period ending December 31, 2001. The consideration for the transfers will be not less than the net book value of the assets and will not exceed $5,000,000 per operating subsidiary per calendar year ($50,000,000 in any calendar year for the AEP System). In the case of a lease, the lease payments will be valued over the term of the lease and be counted against the exemption amount in the initial year of the lease.
     APPLICATION OF PROCEEDS
     The proceeds of the sales of utility assets will be added to the general funds of such companies and used to pay the general obligations of such companies, including expenditures incurred in their various construction projects, and for other corporate purposes.
     CERTIFICATES OF NOTIFICATION
     It is proposed that Certificates of Notification under Rule 24 shall be filed annually, with respect to sales of assets by Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling. Each such certificate will be filed by April 30 for the previous calendar year.
     COMPLIANCE WITH RULE 54
     Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWG") or foreign utility companies ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.
     Rule 53(a)(1): AEP Resources International, Limited ("AEPRI"), an indirect subsidiary of AEP, is an EWG. As of June 30, 1996, AEP, through its subsidiary, AEP Resources, Inc., had invested $3,265,000 in AEPRI. This investment represents less than 1% of $1,438,761,000, the average of the consolidated retained earnings of AEP reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended June 30,
1996.
     Rule 53(a)(2): AEPRI will maintain books and records and make available the books and records required by Rule 53(a)(2).
     Rule 53(a)(3): No more than 2% of the employees of the operating subsidiaries of AEP will, at any one time, directly or indirectly, render services to AEPRI.
     Rule 53(a)(4):  AEP has submitted and will continue to
submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating utility subsidiaries.
     Rule 53(b): In addition, (i) neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceedings; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,438,761,000) represented an increase of approximately $38,153,000 (or 0.3%) in the average consolidated retained earnings from the previous four quarterly periods ($1,400,608,000); and (iii) for the year ended December 31, 1995, there were no losses attributable to AEP's direct or indirect investments in AEPRI other than $93,000 in preliminary development start-up costs.
     Rule 53(c): Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.
ITEM 2.  FEES, COMMISSIONS AND EXPENSES
     No fees, commissions or other expenses are to be paid or incurred, directly or indirectly, by AEP, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio or Wheeling or any associated company in connection with the proposed transactions, other than this Commission's filing fee of $2,000 and fees and expenses to be billed at cost by the American Electric Power Service Corporation and not to exceed $2,000 in the aggregate.
ITEM 3.  APPLICABLE STATUTORY PROVISIONS
     AEP, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling designate Section 12(d) of the Act and Rule 44(b) thereunder as applicable to the sale of utility assets to non-affiliates.
ITEM 4.  REGULATORY APPROVALS
     No commission other than the Securities and Exchange Commission has jurisdiction over the transactions for which authority is requested herein. Individual sales of assets may be governed by other state regulatory commissions.
ITEM 5.  PROCEDURE
     It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's Order granting this Application or Declaration on Form U-1 be issued on or before December 1, 1996. AEP, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective, since it is desired that the Commission's Order, when issued, become effective forthwith.
AEP, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling consent to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter, unless the Office of Public Utility Regulation opposes the matters covered by this Application or Declaration on Form U-1.
ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS
     The following exhibits, financial statements, and Source of Funds Statements are filed as part of this statement:
     (a)  Exhibits:
          Exhibit A      None
          Exhibit B      None
          Exhibit C      None
          Exhibit D      None
          Exhibit E      None
          Exhibit F      Opinion of Counsel
          Exhibit G      Form of Notice

     (b)  Financial Statements:

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS
     It is believed that the granting of this Application or Declaration will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                           SIGNATURES
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                         AMERICAN ELECTRIC POWER COMPANY, INC.
                         AEP GENERATING COMPANY
                         APPALACHIAN POWER COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                         KENTUCKY POWER COMPANY
                         KINGSPORT POWER COMPANY
                         OHIO POWER COMPANY
                         WHEELING POWER COMPANY



                         By:__________/s/_A._A._Pena_____________
                                        Treasurer

Dated:  October 8, 1996
                                           EXHIBIT F

(614) 223-1649



October 8, 1996



Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:  AMERICAN ELECTRIC POWER COMPANY, INC. ET. AL.
     FILE NO. 70-

Gentlemen:

In connection with the exemption proposed and described in the Application or Declaration on Form U-1 filed with the Securities and Exchange Commission by American Electric Power Company, Inc. and its operating company subsidiaries (the "Companies") to which this opinion is an exhibit, I have examined, among other things, the Application or Declaration on Form U-1 and the documents referred to in it.

In my opinion, if the Application or Declaration is granted and permitted to become effective; if all of the actions proposed to be taken by the Boards of Directors of the Applicants or Declarants are taken; and if all of the proposed transactions are consummated in accordance with the aforesaid Application or
Declaration:

          (a) all state laws applicable to the proposed transactions will have been complied with;

          (b) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by the Applicants or Declarants, or any associate company.

I consent to the use of this opinion as part of the above-mentioned Application or Declaration.

Very truly yours,

/s/ Ann B. Graf
Ann B. Graf
Counsel for the Companies

ABG:scc
                                                        EXHIBIT G


                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. ______ /               , 1996

_____________________________________________
                                             :
In the Matter of                             :
                                             :
AMERICAN ELECTRIC POWER COMPANY, INC., et al.:
1 Riverside Plaza                            :
Columbus, Ohio  43215                        :
                                             :
(       )                                    :
_____________________________________________:


NOTICE OF PROPOSED INCREASE IN EXEMPTION UNDER RULE 44

American Electric Power Company, Inc. ("American"), a registered holding company, and its subsidiaries, AEP Generating Company ("Generating"), Appalachian Power Company ("Appalachian"), Columbus Southern Power Company ("Columbus"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio") and Wheeling Power Company ("Wheeling") (collectively the "Companies"), have filed a proposal with this Commission pursuant to Section 12(d) and of the Public Utility Holding Company Act of 1935 ("Act") and Rule 44 thereunder.

During the period beginning January 1, 1997, and ending December 31, 2001, Appalachian, Columbus, Indiana, Kentucky and Ohio propose to transfer utility assets as defined under the Act to customers and noncustomers. The consideration for the transfers will be not less than the net book value of the assets and will not exceed $5,000,000 per operating subsidiary in any calendar year ($50,000,000 in any calendar year for the AEP system). In the case of a lease, the lease payments will be valued over the term of the lease and be counted against the exemption amount in the initial term of the lease.

The proposal and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by November ____, 1996, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the proposal, as filed or as amended, may be authorized.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.



                                             Jonathan G. Katz
                                             Secretary